Exhibit 99.1

INVESTOR NEWS

IFRS / Euro reporting

December 1, 2016

FRESENIUS MEDICAL CARE

20 YEARS
CREATING A FUTURE WORTH LIVING

Announcement — Fresenius Medical Care will focus on IFRS reporting and discontinue U.S. GAAP financial statements

Fresenius Medical Care AG & Co. KGaA will focus its reporting on financial statements in accordance with International Financial Reporting Standards (IFRS) in Euro currency starting with the 2017 fiscal year on January 1, 2017. The company will then no longer provide U.S. GAAP financial information.

Fresenius Medical Care AG & Co. KGaA, as a publicly traded company based in a European Union member country, is required to prepare and publish its consolidated financial statements in accordance with IFRS in Euro, pursuant to Section 315a of the German Commercial Code (HGB).

In addition to this compulsory IFRS accounting, Fresenius Medical Care AG & Co. KGaA was required to publish consolidated U.S. GAAP financial statements by its so called Pooling Agreement. However, an amendment to this pooling agreement was approved at the 2016 Annual General Meeting of Fresenius Medical Care AG & Co. KGaA. This amendment allows for the preparation and reporting of financial statements under U.S. GAAP or IFRS to the Securities and Exchange Commission. In the interest of streamlining the management and accounting, Fresenius Medical Care Group will concentrate its reporting, including its filings with the U.S. Securities and Exchange Commission, on financial statements in accordance with IFRS starting with the 2017 fiscal year on January 1, 2017.

For fiscal year 2016, Fresenius Medical Care AG & Co. KGaA will, as in past years, provide both U.S. GAAP and IFRS consolidated financial statements.

The discontinuation of U.S. GAAP reporting will not affect the sponsored Level 2 American Depositary Receipt (ADR) program of Fresenius Medical Care AG & Co. KGaA in the United States. The ADRs will continue to trade under the FMS US ticker on the New York Stock Exchange.

No significant differences between IFRS and U.S. GAAP financial statements

Past reporting showed only limited differences between the consolidated U.S. GAAP and IFRS accounts of Fresenius Medical Care AG & Co. KGaA. We provide historic IFRS figures and a currency reconciliation for Fresenius Medical Care on our Investor Relations website.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT

Fresenius Medical Care AG & Co. KGaA
Investor Relations

61352 Bad Homburg v. d. H.
Germany
www.freseniusmedicalcare.com

Oliver Maier
Head of Investor Relations &
Corporate Communications
Tel. +49 6172 609 2601
Fax +49 6172 609 2301
email: ir@fmc-ag.com

Published by
Fresenius Medical Care AG & Co. KGaA
Investor Relations

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